Filed Pursuant to Rule 424(a)

Registration No. 333-162415

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2009

PROSPECTUS

$40,000,000

Common Stock

We are offering $40,000,000 of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “PROV.” On November 25, 2009, the last reported sale price of our common stock on the Nasdaq Global Select Market was $4.04 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Provident Financial Holdings, Inc. (before expenses)	$	$

The underwriters have the option to purchase up to an additional              shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

Sole Book Running Manager

SANDLER O’NEILL + PARTNERS, L.P.

Co-Managers

FBR CAPITAL MARKETS & CO.	FIG PARTNERS, LLC

The date of this prospectus is                     , 2009

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus and any such “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

As used in this prospectus, the terms “we,” “our,” “us,” and “Provident” refer to Provident Financial Holdings, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to the “Bank” or “Provident Savings Bank” in this prospectus, we are referring to Provident Savings Bank, F.S.B., a wholly owned subsidiary of Provident Financial Holdings, Inc.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact and often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future performance. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated, including, but not limited to:

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•	the accuracy of the results of our stress test;

•

results of examinations of us by the Office of Thrift Supervision or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risk associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our branch expansion strategy;

ii

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common stock;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; and

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus and the incorporated documents.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents. Such developments could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference” in this prospectus. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Provident Financial Holdings, Inc.

Provident Financial Holdings, Inc., a Delaware corporation, was incorporated in 1996. We operate principally through Provident Savings Bank, F.S.B., a federally-chartered stock savings bank that is our wholly owned subsidiary. At September 30, 2009, we had total consolidated assets of $1.48 billion, total loans of $1.24 billion, total deposits of $931.9 million and total stockholders’ equity of $108.9 million.

Provident Savings Bank is a financial services company committed to serving consumers and small to mid-sized businesses in Riverside and San Bernardino counties, California, known as the Inland Empire region of Southern California. Provident Savings Bank conducts its business operations as Provident Bank, Provident Bank Mortgage (“PBM”), a division of Provident Savings Bank, and through its subsidiary, Provident Financial Corp.

Our subsidiaries provide a full range of financial services designed to meet the financial needs of our customers, including:

•	community banking

•	mortgage banking

•	investment and insurance services, and

•	trustee services.

Provident Savings Bank is headquartered in Riverside, California and operates 13 full-service banking offices in Riverside County and one full-service banking office in San Bernardino County. We consider Riverside and Western San Bernardino counties to be our primary market area for deposits. Through the operations of Provident Bank Mortgage, we have expanded the Bank’s mortgage lending market to include a large portion of Southern California and, to a much lesser extent, Northern California. As of September 30, 2009, Provident Bank Mortgage had four loan production offices located in Southern California (in Los Angeles, Riverside (two offices) and San Bernardino counties) and one loan production office in Northern California (in Alameda County). Provident Bank Mortgage’s loan production offices include two wholesale loan offices through which the Bank maintains a network of loan correspondents. Most of the Bank’s business is conducted in the communities surrounding its full-service branches and loan production offices.

PBM originates conventional conforming loans, which meet Freddie Mac and Fannie Mae underwriting guidelines or are FHA/VA insured loans, for sale to the secondary mortgage markets primarily on a servicing released basis. PBM maintains relationships with four active private investors that purchase conventional conforming and FHA loan production. PBM requires that each loan application is verified through Freddie Mac’s Loan Prospector automated underwriting system or Fannie Mae’s Desktop Underwriter automated underwriting system and maintains generally more conservative underwriting criteria than Freddie Mac, Fannie Mae or FHA in a two key areas, lower maximum debt-to-income ratio requirements and higher minimum FICO score requirements.

Certain contractual repurchase or default provisions are contained in the agreements governing the relationship between the four private investors, Freddie Mac, Fannie Mae, FHA and PBM requiring PBM to repurchase any loan over the life of the loan where an investor has demonstrated that fraudulent activity or information was utilized in the loan application process to obtain the loan or for breaches of representations and warranties related to the loan. Additionally, the agreements between the private investors and PBM contain certain contractual language requiring the repurchase of loans where the loans have experienced early payment default (typically within 90 days of the loan sale). In those cases, the investor is not required to demonstrate fraudulent activity was utilized in the loan application process to obtain the loan.

PBM has adapted to the changing market conditions by enhancing its expertise in FHA/VA loan products, adopting tighter underwriting standards, changing the loan product mix to focus on conforming conventional and FHA/VA loans and, recently, by expanding its loan origination capacity to reflect the increased demand for mortgage loans resulting from lower mortgage interest rates and lower home prices.

Primarily, the Bank attracts deposits from the general public and using those funds, together with borrowings and other funds, to originate single-family first mortgage loans on residential properties located in our primary market areas. We also make multi-family, commercial real estate, construction, commercial business, consumer and other loans and invest in mortgage-backed securities, federal government and agency obligations, money market obligations and certain corporate obligations. Our mortgage banking activities primarily consist of the origination and sale of single-family mortgage loans (including second mortgages and equity lines of credit). Through its subsidiary, Provident Financial Corp, the Bank conducts trustee services for its real estate transactions and in the past has used Provident Financial Corp to hold real estate for investment. Provident Savings Bank also offers investment and insurance services.

Provident Savings Bank is a member of the Federal Home Loan Bank System and its deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, up to applicable limits. The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision, or OTS, and the FDIC.

Our common stock trades on the Nasdaq Global Select Market under the symbol “PROV.”

Our principal executive offices are located at 3756 Central Avenue, Riverside, California 92506. Our telephone number is (951) 686-6060.

Business Strategy

Since the latter half of 2007, severely depressed economic conditions have prevailed in portions of the United States, including California, where we hold substantially all of our loans and conduct all of our operations. As of September 30, 2009, approximately 85% of our real estate loans were secured by collateral and made to borrowers located in Southern California. Southern California, in particular the Inland Empire, has experienced substantial home price declines and increased foreclosures and has experienced above average unemployment rates. In response to these financial challenges, we have taken and are continuing to take a number of actions aimed at preserving existing capital, reducing our lending concentrations and associated capital requirements, and increasing liquidity. The tactical actions we have taken to date include, but are not limited to: primarily originating loans for sale in the secondary market, slowing residential loan originations held for investment in our loan portfolio, disciplined growth of our commercial and multi-family real estate loan portfolios, selling real estate owned and investment securities, increasing retail deposits, reducing personnel operating costs, and reducing the amount of our dividends to stockholders.

Our goal is to deliver returns to shareholders by expanding our market share by capturing business resulting from changes in the competitive environment within our existing market areas, increasing our core deposit balances, improving our available liquidity, managing our problem assets, increasing our higher-yielding assets (in particular multi-family real estate loans) and reducing expenses. To realize these objectives, we are pursuing the following strategies:

Improve Asset Quality. We have de-emphasized new loan originations for investment to focus on monitoring existing performing loans, resolving non-performing loans and selling foreclosed assets. The percentage of non-performing assets to total assets was 6.64% at September 30, 2009, as compared to 2.80% at September 30, 2008. We have aggressively sought to reduce the level of non-performing assets through write-downs, collections, modifications and sales of non-performing loans and real estate owned (“REO”). We have taken proactive steps to resolve our non-performing loans, including negotiating repayment plans, forbearances, loan modifications and loan extensions with our borrowers when appropriate, and accepting short payoffs on delinquent loans, particularly when such payoffs result in a smaller loss to us than foreclosure. We also have added personnel to the department that monitors our loans with a goal of reducing our exposure to a further deterioration in asset quality. Beginning in 2008, in connection with the downturn in real estate markets, we applied more conservative and stringent underwriting practices to our new loans, including, among other things, requiring more detailed credit and income information to assess a borrower’s ability to repay a loan, increasing the amount of required collateral or equity requirements and reducing loan-to-value ratios.

Expand Our Presence Within Our Existing Market Areas By Capturing Business Opportunities Resulting From Changes In The Competitive Environment. We currently conduct our business primarily in Southern California. We have a community banking strategy that emphasizes responsive and personalized service to our customers. As a result of the recent consolidation and failure of certain financial institutions in Southern California, we believe there is a significant opportunity for a community-focused bank, such as Provident Savings Bank, to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate and providing customer access to our senior managers, we can distinguish ourselves from larger banks operating in our market areas. At the same time, our larger capital base and greater product mix enables us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract additional borrowers and depositors and, thus, expand our presence and market share throughout Riverside and San Bernardino counties.

Improve Revenues Through Continued and Expanded Mortgage Banking Operations. The substantial majority of our single-family residential loans we originate to sell in the secondary market with servicing released. This strategy enables us to have a much larger lending capacity, provide a more comprehensive product offering and reduce the interest rate, prepayment and credit risks associated with residential lending. Further, such strategy allows us to be more flexible with the single-family residential loans we maintain for investment. The increased capital we raise from this offering may allows us to maintain a greater amount of loans for sale, which will allow us to increase our mortgage banking operations.

Improve our Earnings by Expanding Our Product Offerings. We intend to diversify our loan portfolio by prudently increasing the percentage of our assets consisting of higher-yielding multi-family loans, which offer higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, while still providing high quality loan products for single-family residential borrowers. We also intend to selectively add additional products to further diversify revenue sources and to capture more of each customer’s banking relationship by cross selling our loan and deposit products and additional services to our customers.

Increase Core Deposits and Other Retail Deposit Products. Our strategic focus is to emphasize total relationship banking with our customers to internally fund our loan growth. We believe that continued focus on customer relationships will help to increase our level of core deposits and locally-based retail certificates of deposit. In addition to our retail branches, we maintain state of the art technology-based products, such as on-line personal financial management, business cash management, and business remote deposit products, that enable us to compete effectively with banks of all sizes.

Continued Expense Control. Beginning in fiscal 2008 and continuing into fiscal 2009, management has undertaken several initiatives to reduce non-interest expense and will continue to make it a priority to identify cost savings opportunities throughout all phases of our operations. In the fourth quarter of fiscal 2007, we began reducing stockholder dividends. Beginning in fiscal 2008, we instituted expense control measures such as reducing staff, reducing many of our marketing expenses, cancelling certain projects and capital purchases, and reducing travel and entertainment expenditures. Personnel reductions have and will come primarily from our lending and mortgage banking operations as well as some reduction in our support areas. We believe that reductions in staffing and related benefit costs have saved us approximately $3.6 million on an annualized basis.

Recruit and Retain Highly Competent Personnel To Execute Our Strategies. Our ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of our markets will be a key to our success. We believe that we enhance our market position and add profitable growth opportunities by focusing on hiring and retaining experienced bankers who are established in their communities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete with other financial service providers by relying on the strength of our customer service and relationship banking approach.

Recent Developments

Internal Analysis of Capital. The federal banking regulators have conducted the Supervisory Capital Assessment Program, or the “SCAP,” commonly referred to as the “stress test,” of the nineteen largest United States bank holding companies. The SCAP process involves the projection of losses on loans, assets held in investment portfolios and trading-related exposures, as well as each institution’s capacity to absorb losses to determine a sufficient capital level to support lending over a two-year horizon under a “baseline” and a “more adverse” scenario. The assumptions used for the baseline scenario reflect the consensus expectations on such items as gross domestic product growth, unemployment rates and home prices, as of February 2009 among professional forecasters on the depth and duration of the economic recession. The more adverse scenario was designed to characterize a recession that is longer and more severe than the consensus expectation.

We were not among the banks that the federal banking regulators reviewed under the SCAP, however, we conducted an analysis of our capital position as of September 30, 2009, applying the SCAP methodology established by the Board of Governors of the Federal Reserve System to our loan portfolio as of September 30, 2009. After applying the SCAP methodology to our loan portfolio, our potential cumulative loan losses over the next two years would be approximately $79.7 million under the baseline scenario and $124.5 million under the more adverse scenario. Based upon this analysis, we believe that, assuming completion of this offering, we would have Tier 1 common equity greater than 4% of risk-based assets after completion of the stress test, the amount recommended by the Board of Governors of the Federal Reserve System, and we would remain well capitalized.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 8 of this prospectus and in the “Risk Factors” section included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, as well as other information included or incorporated by reference in this prospectus, including our financial statements and the notes thereto, before making an investment decision. See “Incorporation of Certain Documents by Reference.”

The Offering

Common stock we are offering, excluding the underwriters’ over-allotment option	shares

Common stock to be outstanding after this offering	shares(1)(2)

Over-allotment option	Shares

Use of proceeds	Our estimated net proceeds from this offering are approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include without limitation, providing capital to support the Bank’s growth, particularly to fund expanded mortgage banking operations and to take advantage of opportunities created by changes in the competitive environment in our market areas and by originating more multi-family real estate loans. The proceeds will also strengthen the Bank’s regulatory capital ratios.

Dividends on common stock	Historically we have paid quarterly dividends, however, since the fourth quarter of fiscal 2008 we have reduced our dividend payout from $0.18 per share to $0.01 per share. We paid a dividend during the first quarter of fiscal 2010 of $0.01 per share. We intend to continue paying dividends in the future but our ability to do so will depend on a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future. See “Price Range of Common Stock and Dividend Information.”

Nasdaq Global Select Market symbol	PROV

Settlement date	Delivery of shares of our common stock will be made against payment therefor on or about December , 2009.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on shares of common stock outstanding as of , 2009.
(2)

Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, excludes 905,500 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 2009, with a weighted average exercise price of $19.32 and 50,450 shares of stock options and restricted stock issuable pursuant to potential future awards under our equity compensation plans.

Summary of Selected Consolidated Financial Information

The following table sets forth selected consolidated financial information as of September 30, 2009 and for the three months ended September 30, 2009 and 2008 and as of and for the fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005 derived from our audited consolidated financial statements. The unaudited financial information as of and for the three months ended September 30, 2009 and 2008 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the three months ended September 30, 2009 are not necessarily indicative of the results of operations to be expected for the full year or any future period. This information should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which have been filed with the Securities and Exchange Commission, or SEC, and are incorporated herein by reference. See “Incorporation of Certain Documents by Reference.”

	As of September 30, 2009	As of June 30,
		2009	2008	2007	2006	2005
	(In thousands)
Balance Sheet Data:
Total assets	$1,479,738	$1,579,613	$1,632,447	$1,648,923	$1,624,452	$1,634,690
Loans held for investment, net	1,108,536	1,165,529	1,368,137	1,350,696	1,264,979	1,134,473
Loans held for sale, at fair value	130,088	135,490	—	—	—	—
Loans held for sale, at lower of cost or market	—	10,555	28,461	1,337	4,713	5,691
Receivable from sale of loans	—	—	—	60,513	99,930	167,813
Cash and cash equivalents	98,416	56,903	15,114	12,824	16,358	25,902
Investment securities	54,502	125,279	153,102	150,843	177,189	232,432
Deposits	931,921	989,245	1,012,410	1,001,397	921,279	923,670
Borrowings	416,681	456,692	479,335	502,774	546,211	560,845
Intangible assets(1)	—	—	—	—	31	94
Stockholders’ equity	108,903	114,910	123,980	128,797	136,148	122,965

	For the three months ended September 30,		For the years ended June 30,
	2009	2008	2009	2008	2007	2006	2005
	(In thousands)
Income Statement Data:
Interest income	$19,366	$23,013	$85,924	$95,749	$100,968	$86,627	$75,495
Interest expense	9,260	11,720	42,156	54,313	59,245	42,635	33,048

Net interest income	10,106	11,293	43,768	41,436	41,723	43,992	42,447
Provision for loan losses	17,206	5,732	48,672	13,108	5,078	1,134	1,641

Net interest (expense) income after provision for loan losses	(7,100)	5,561	(4,904)	28,328	36,645	42,858	40,806
Loan servicing and other fees	235	248	869	1,776	2,132	2,572	1,675
Gain on sale of loans, net	3,143	1,191	16,971	1,004	9,318	13,481	18,706
Deposit account fees	763	758	2,899	2,954	2,087	2,093	1,789
Net gain on sale of investment securities	1,949	356	356	—	—	—	384
Net gain on sale of real estate held for investment	—	—	—	—	2,313	6,335	—
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	438	(390)	(2,469)	(2,683)	(117)	20	—
Other non-interest income	478	313	1,583	2,160	1,828	1,708	1,864
Non-interest expense(2)	8,551	7,364	29,980	30,311	34,631	33,755	33,341

(Loss) income before income taxes	(8,645)	673	(14,675)	3,228	19,575	35,312	31,883
(Benefit) provision for income taxes	(3,629)	344	(7,236)	2,368	9,124	15,676	14,077

Net (loss) income	$(5,016)	$329	$(7,439)	$860	$10,451	$19,636	$17,806

	At or for the three months ended September 30,		At or for the years ended June 30,
	2009	2008	2009	2008	2007	2006	2005
Per Share Data:
Net (loss) income, basic	$(0.82)	$0.05	$(1.20)	$0.14	$1.59	$2.93	$2.68
Net (loss) income, diluted	$(0.82)	$0.05	$(1.20)	$0.14	$1.57	$2.82	$2.49
Book value per common share	$17.51	$20.05	$18.48	$19.97	$20.20	$19.47	$17.68
Dividends	$0.01	$0.05	$0.16	$0.64	$0.69	$0.58	$0.52
Dividend payout ratio	NM	100.00%	NM	457.14%	43.95%	20.57%	20.88%
Shares outstanding	6,220,454	6,208,519	6,219,654	6,207,719	6,376,945	6,991,842	6,956,815

Capital Ratios:
Equity to assets ratio	7.36%	7.81%	7.27%	7.59%	7.81%	8.38%	7.52%
Total risk-based capital ratio	13.16	12.96	13.05	12.25	12.49	13.37	11.21
Tier 1 risk-based capital ratio	11.89	11.71	11.78	10.99	11.39	12.36	10.29
Tier 1 leverage ratio	7.03	7.42	6.88	7.19	7.62	8.08	6.56

Asset Quality Ratios:
Non-performing assets to loans held for investment and real estate owned, net acquired in settlement of loans	8.76%	3.36%	7.47%	2.36%	1.46%	0.20%	0.05%
Non-performing assets to total assets	6.64	2.80	5.59	1.99	1.20	0.16	0.04
Allowance for loan losses to gross loans held for investment	4.97	1.67	3.75	1.43	1.09	0.81	0.81
Allowance for loan losses to non-performing loans	67.83	62.99	63.28	85.79	93.32	407.71	1,561.86
Net charge-offs to average loans receivable, net(3)	1.44	0.90	1.72	0.58	0.04	—	—

Performance Ratios:
(Loss) return on average equity(3)	(17.68)%	1.06%	(6.20)%	0.68%	7.77%	15.02%	15.33%
(Loss) return on average assets(3)	(1.28)	0.08	(0.47)	0.05	0.61	1.24	1.19
Interest rate spread(4)	2.58	2.70	2.68	2.36	2.23	2.64	2.80
Net interest margin(5)	2.69	2.89	2.86	2.61	2.51	2.86	2.95
Efficiency ratio(2)(6)	49.97	53.48	46.86	64.98	58.42	48.08	49.86

(1)	The intangible assets in 2006 and 2005 were related to a previous branch purchase. Currently, Provident has no intangible assets such as goodwill or deposit intangibles.
(2)

Non-interest expense in fiscal 2009 includes a non-recurring net recovery of $2.6 million of Employee Stock Ownership Plan expenses resulting from a self-correction approved by the Internal Revenue Service and a FDIC special assessment imposed on all financial institutions, which, in our case totaled $734,000.

(3)	Ratios for the three month periods are annualized.
(4)	Difference between weighted average yield on interest-earnings assets and weighted average rate on interest-bearing liabilities.
(5)	Net interest margin is net interest income divided by average interest-earning assets.
(6)	The efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, which could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended June 30, 2009, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision.

Risks Associated with Our Business

Our business may continue to be adversely affected by downturns in the national economy and the regional economies on which we depend.

Since the latter half of 2007, severely depressed economic conditions have prevailed in portions of the United States and in California, in which we hold substantially all of our loans. As of September 30, 2009, approximately 85% of our real estate loans were secured by collateral and made to borrowers located in Southern California. Southern California, in particular Riverside County, has experienced substantial home price declines and increased foreclosures and has experienced above average unemployment rates. A worsening of economic conditions in California, particularly Southern California, could have a materially adverse effect on our business, financial condition, results of operations and prospects.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:

•	an increase in loan delinquencies, problem assets and foreclosures;

•	the slowing of sales of foreclosed assets;

•	a decline in demand for our products and services;

•	a continuing decline in the value of collateral for loans may in turn reduce customers’ borrowing power, and the value of assets and collateral associated with existing loans; and

•	a decrease in the amount of our low cost or non-interest bearing deposits.

Our business may be adversely affected by credit risk associated with residential property.

At September 30, 2009, $668.5 million, or 57.5% of our total loan portfolio, was secured by one-to-four single-family residential real property. This type of lending is generally sensitive to regional and local economic conditions that may significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in the California housing market has reduced the value of the real estate collateral securing the majority of our loans and increased the risk that we would incur losses if borrowers default on their loans. Continued declines in both the volume of real estate sales and the sales prices, coupled with the current recession and the associated increases in unemployment, may result in higher loan delinquencies or problem assets, a decline in demand for our products and services, or lack of growth or a decrease in our deposits. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations. These declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified.

Our emphasis on non-traditional single-family residential loans exposes us to increased lending risk.

During the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, we originated $1.32 billion and $491.7 million, respectively, in one-to-four single-family residential loans. We historically sell the vast majority of the one-to-four single-family residential loans we originate and retain remaining loans in our one-to-four single-family loan portfolio held for investment. As a result of our current focus on managing our problem assets, we originated for investment only $8.9 million and $105,000 of single-family loans during these same time periods, virtually all of which conform to or satisfy the requirements for sale in the secondary market. At September 30, 2009, our one-to-four single-family loans held for investment totaled $668.5 million.

Prior to fiscal 2009, many of the loans we originated for investment consisted of non-traditional single-family loans that do not conform to Fannie Mae or Freddie Mac underwriting guidelines as a result of characteristics of the borrower or property, the loan terms, loan size or exceptions from agency underwriting guidelines. In exchange for the additional risk to us associated with these loans, these borrowers generally are required to pay a higher interest rate, and depending on the credit history, a lower loan-to-value ratio was generally required than for a conforming loan. For example, our one-to-four single-family residential loans had an average loan to value ratio at September 30, 2009 of 72% based on the appraisal at the time of loan origination. Our non-traditional single-family loans include interest-only loans, loans to borrowers who provided limited or no documentation of their income or stated-income loans, negative amortization loans (a loan in which accrued interest exceeding the required monthly loan payment is added to loan principal up to 115% of the original loan to value ratio), more than 30-year amortization loans, and loans to borrowers with a FICO score below 660 (these loans are considered subprime by the Office of Thrift Supervision). Including these low FICO score loans, as of September 30, 2009, borrowers of our one-to-four single-family loans held by us for investment had a weighted average FICO score of 733 at the time of origination.

As of September 30, 2009, these non-traditional loans totaled $542.5 million, comprising 84.3% of total single-family mortgage loans held for investment and 48.9% of total loans held for investment. At that date, interest-only loans totaled $448.4 million, stated income loans totaled $346.8 million, negative amortization loans totaled $10.1 million, more than 30-year amortization loans totaled $21.1 million, and low FICO score loans totaled $19.1 million. In the case of interest-only loans, a borrower’s monthly payment is subject to change when the loan converts to fully-amortizing status. Of the $448.4 million of interest-only loans, $415.9 million begin to fully amortize after calendar year 2010, including $316.9 million which begin to fully amortize after calendar year 2014. Since the borrower’s monthly payment may increase by a substantial amount even without an increase in prevailing market interest rates, there is no assurance that the borrower will be able to afford the increased monthly payment. In the case of stated income loans, a borrower may misrepresent his income or source of income (which we have not verified) to obtain the loan. The borrower may not have sufficient income to qualify for the loan amount and may not be able to make the monthly loan payment. In the case of more than 30-year amortization loans, the term of the loan requires many more monthly payments from the borrower (ultimately increasing the cost of the home) and subjects the loan to more interest rate cycles, economic cycles and employment cycles, which increases the possibility that the borrower is negatively impacted by one of these cycles and is no longer willing or able to meet his or her monthly payment obligations.

Negative amortization involves a greater risk to us because credit risk exposure increases when the loan incurs negative amortization and the value of the home serving as collateral for the loan does not increase proportionally. Negative amortization is only permitted up to a specified level and the payment on such loans is subject to increased payments when the level is reached, adjusting periodically as provided in the loan documents and potentially resulting in higher payments by the borrower. The adjustment of these loans to higher payment requirements can be a substantial factor in higher loan delinquency levels because the borrowers may not be able to make the higher payments. Also, real estate values may decline and credit standards may tighten in concert with the higher payment requirement making it difficult for borrowers to sell their homes or refinance their mortgages to pay off their mortgage obligation.

Non-conforming single-family residential loans are considered to have an increased risk of delinquency, default and foreclosure than conforming loans and may result in higher levels of realized loss. We have experienced such increased delinquencies, defaults and foreclosures, and cannot assure you that our one-to-four single-family loans will not be further adversely affected in the event of a further downturn in regional or national economic conditions. Consequently, we could sustain loan losses greater than we currently estimate and potentially need to record a higher provision for loan losses. Furthermore, non-conforming loans are not as readily saleable as loans that conform to agency guidelines and often can be sold only after discounting the amortized value of the loan. As of September 30, 2009, 12.32% of such loans, totaling $66.8 million, were in non-performing status, compared to 3.86% of such loans, totaling $26.1 million, in non-performing status as of September 30, 2008.

High loan-to-value ratios on a significant portion of our residential mortgage loan portfolio exposes us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because either we originated a first mortgage with an 80% loan-to-value ratio and a concurrent second mortgage for sale with a combined loan-to-value ratio of up to 100% or because of the decline in home values in our market areas. Residential loans with high loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale. As a result, these loans may experience higher rates of delinquencies, defaults and losses.

Our multi-family and commercial real estate loans involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

We originate multi-family residential and commercial real estate loans for individuals and businesses for various purposes, which are secured by residential and non-residential properties. At September 30, 2009, we had $478.6 million or 41.2% of total loans held for investment in multi-family and commercial real estate mortgage loans. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower’s project is reduced as a result of leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. Multi-family and commercial real estate loans also expose a lender to greater credit risk than loans secured by single-family residential real estate because the collateral securing these loans typically cannot be sold as easily as single-family residential real estate. In addition, many of our multi-family and commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property to make the payment, which may increase the risk of default or non-payment.

If we foreclose on a multi-family or commercial real estate loan, our holding period for the collateral typically is longer than for a one-to-four single-family residential mortgage loan because there are fewer potential purchasers of the collateral. Additionally, multi-family and commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on multi-family and commercial real estate loans may be larger on a per loan basis than those incurred with our single-family residential or consumer loan portfolios.

Our provision for loan losses increased substantially during recent periods and we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future, which could adversely affect our results of operations.

For the quarters ended September 30, 2009 and 2008 we recorded a provision for loan losses of $17.2 million and $5.7 million, respectively. We also recorded net loan charge-offs of $4.6 million and $3.1 million for the quarters ended September 30, 2009 and 2008, respectively. For the fiscal years ended June 30, 2009 and 2008 we recorded a provision for loan losses of $48.7 million and $13.1 million, respectively. We also recorded net loan charge-offs of $23.1 million and $8.1 million for the fiscal years ended June 30, 2009 and 2008, respectively. We are experiencing increasing loan delinquencies and credit losses. The deterioration in the general economy and our markets has become a significant contributing factor to the increased levels of loan delinquencies and non-performing assets. General economic conditions, decreased home prices, slower sales and excess inventory in the housing market have caused the increase in delinquencies and foreclosures of our residential one-to-four single-family mortgage loans, which represented 85.5% of our non-performing assets at September 30, 2009. At September 30, 2009, our total non-performing assets had increased to $98.2 million compared to $44.7 million at September 30, 2008. In addition, other loans of concern, which we classify as special mention, as of September 30, 2009 totaled $22.0 million. Other loans of concern consist of performing loans which have known information that has caused management to be concerned about the borrower’s ability to comply with present loan repayment terms and which may result in their becoming non-performing in the future.

Further, our single-family residential loan portfolio, which comprised 57.5% of our total loan portfolio at September 30, 2009, is concentrated in non-traditional single-family loans, which include interest-only loans, negative amortization and more than 30-year amortization loans, stated-income loans and low FICO score loans, all of which have a higher risk of default and loss than conforming residential mortgage loans. See “Our emphasis on non-traditional single-family residential loans exposes us to increased lending risk” above.

If current trends in the housing and real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses. Moreover, until general economic conditions improve, we will likely continue to experience significant delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

Our loan portfolio possesses increased risk due to our level of non-traditional single-family interest-only loans that become fully amortizing within the next five years.

At September 30, 2009, our single-family residential real estate loans included $448.4 million of interest-only loans, of which $131.9 million convert to fully-amortizing status within the next five years. At that date $75.3 million of our interest only single-family residential loans were non-performing and $10.5 million were 30-89 days delinquent. Since the borrower’s monthly payment will likely increase at the time of conversion to fully-amortizing status even without an increase in prevailing market interest rates, there is no assurance that the borrower will be able to afford the increased monthly payment at the time of conversion. Additionally, lower prevailing prices for residential real estate may make it difficult for borrowers to sell their homes to pay off their mortgages and tightened underwriting standards may make it difficult for borrowers to refinance their loan prior to the time of conversion to fully-amortizing status.

As noted above, we have experienced increased delinquencies on our interest-only loans, resulting in high levels of provisions for loan losses. As more of these loans move closer to fully-amortizing status, more of these loans may become non-performing. To the extent we are required to initiate collection efforts, including foreclosure in order to protect our investment in these loans, there can be no assurance that we will recover funds in an amount equal to any remaining loan balance. Consequently, we could sustain significant loan losses and potentially incur elevated provisions for loan loss expense, which may materially adversely affect our profitability.

We may have continuing losses and continuing variation in our quarterly results.

We reported net income of $10.5 million and $860,000, respectively, for the fiscal years ended June 30, 2007 and 2008, however, we recorded a net loss of $7.4 million for the fiscal year ended June 30, 2009. We also recorded a net loss for the three months ended September 30, 2009 of $5.0 million compared to net income of $329,000 for the three months ended September 30, 2008. These losses primarily resulted from our high level of non-performing assets and the resultant increased provision for loan losses. We may continue to suffer further losses as a result of these factors. In addition, several factors affecting our business can cause significant variations in our quarterly results of operations. In particular, variations in the volume of our loan originations and sales, the differences between our costs of funds and the average interest rates of originated or purchased loans, our inability to complete significant loan sale transactions in a particular quarter and problems generally affecting the mortgage loan industry can result in significant increases or decreases in our revenues from quarter to quarter. A delay in closing a particular loan sale transaction during a quarter could postpone recognition of the gain on sale of loans. If we were unable to sell a sufficient number of loans at a premium in a particular reporting period, our revenues for such period would decline, resulting in lower net income and possibly a net loss for such period, which could have a material adverse effect on our results of operations and financial condition.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience and certain macroeconomic factors based on management’s expectations of future events; and

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and loss and delinquency experience, and evaluate economic conditions and make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Our allowance for loan losses was 4.97% of gross loans held for investment and 67.83% of non-performing loans at September 30, 2009. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and capital.

If we were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operation, capital and the price, and market for, our common stock.

The federal banking regulators, in connection with the United States Treasury’s Supervisory Capital Assessment Program (“SCAP”), administered a stress or SCAP test to the nation’s 19 largest banks during the first quarter of 2009. Neither the United States Treasury nor any other bank regulatory authority has administered a SCAP test to test our loan portfolio. The SCAP test attempts to assess the near-term capital needs of a company using a two-year cumulative loan loss assumption under two scenarios, a “baseline” scenario that assumed a consensus forecast for certain economic variables and a “more adverse” than expected scenario to project a more significant downturn. These scenarios utilize the assumptions developed by the United States Treasury with input from the 19 largest banks and therefore do not reflect specific adjustments based on more current economic data reflective of the market areas in which our loans are located or the specific characteristics of our loan portfolio. After applying the SCAP methodology to our loan portfolio, our potential cumulative loan losses over the next two years under either scenario of the SCAP test would be significantly higher than the level of loan losses we have incurred historically.

The results of the SCAP test involves many assumptions about the economy and future loan losses and default rates, and may not accurately reflect the impact on our financial condition if the economy does not improve or continues to deteriorate. Any continued deterioration of the economy could result in credit losses that are significantly higher than we have historically experienced or those predicted by the SCAP test. Accordingly, if Provident were to suffer loan losses similar or higher in amounts to those that may be predicted by the SCAP test, these losses could have a material adverse effect on our results of operation, capital and the price, and market for, our stock, and could require the need for additional capital.

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as REO and at certain other times during the assets holding period. Our net book value (“NBV”) in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (“fair value”). A charge-off is recorded for any excess in the asset’s NBV over its fair value. If our valuation process is incorrect, the fair value of the investments in real estate may not be sufficient to recover our NBV in such assets, resulting in the need for additional charge-offs. Additional material charge-offs to our investments in real estate could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators periodically review our REO and may require us to recognize further charge-offs. Any increase in our charge-offs, as required by the bank regulators, may have a material adverse effect on our financial condition and results of operations.

An increase in interest rates, change in the programs offered by governmental sponsored entities (“GSE”) or our ability to qualify for such programs may reduce our mortgage revenues, which would negatively impact our non-interest income.

Our mortgage banking operations provide a significant portion of our non-interest income. We generate mortgage revenues primarily from gains on the sale of single-family mortgage loans pursuant to programs currently offered by Fannie Mae, Freddie Mac and non-GSE investors on a servicing released basis. These entities account for a substantial portion of the secondary market in residential mortgage loans. Any future changes in these programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations. Further, in a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

Secondary mortgage market conditions could have a material adverse impact on our financial condition and earnings.

In addition to being affected by interest rates, the secondary mortgage markets are also subject to investor demand for single-family mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. These conditions may fluctuate or even worsen in the future. In light of current conditions, there is a higher risk to retaining a larger portion of mortgage loans than we would in other environments until they are sold to investors. We believe our ability to retain mortgage loans is limited. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes and could have a material adverse impact on our future earnings and financial condition.

Any breach of representations and warranties made by us to our loan purchasers or credit default on our loan sales may require us to repurchase or substitute such loans we have sold.

We engage in bulk loan sales pursuant to agreements that generally require us to repurchase or substitute loans in the event of a breach of a representation or warranty made by us to the loan purchaser. Any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on such mortgage loans, may require us to repurchase or substitute loans. Any claims asserted against us in the future by one of our loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on our results of operations and financial condition. At September 30, 2009 we had $6.0 million in loan repurchase requests that we are currently contesting and had repurchased $4.0 million of loans during the fiscal year ended June 30, 2009 and $135,000 during the three months ended September 30, 2009.

Hedging against interest rate exposure may adversely affect our earnings.

We employ techniques that limit, or “hedge,” the adverse effects of rising interest rates on our loans held for sale, originated interest rate locks and our mortgage servicing asset. Our hedging activity varies based on the level and volatility of interest rates and other changing market conditions. These techniques may include purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into other mortgage-backed derivatives. There are, however, no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Moreover, hedging activities could result in losses if the event against which we hedge does not occur. Additionally, interest rate hedging could fail to protect us or adversely affect us because, among other things:

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability;

•	the party owing money in the hedging transaction may default on its obligation to pay;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value; and

•	downward adjustments, or “mark-to-market losses,” would reduce our stockholders’ equity.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. Changes in interest rates also can affect: (1) our ability to originate and/or sell loans; (2) the value of our interest-earning assets, which would negatively impact stockholders’ equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Additionally, a substantial majority of our single-family mortgage loans held for investment are adjustable-rate loans. Any rise in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of default.

We are subject to various regulatory requirements and may be subject to future additional regulatory restrictions and enforcement actions.

In light of the current challenging operating environment, along with our elevated level of non-performing assets, delinquencies, and adversely classified assets, we are subject to increased regulatory scrutiny and additional regulatory restrictions, and may become subject to potential enforcement actions. Such enforcement actions could place limitations on our business and adversely affect our ability to implement our business plans. Even though the Bank remains well-capitalized, the regulatory agencies have the authority to restrict our operations to those consistent with adequately capitalized institutions. For example, if the regulatory agencies were to impose such a restriction, we would likely have limitations on our lending activities. The regulatory agencies also have the power to limit the rates paid by the Bank to attract retail deposits in its local markets. We also may be required to reduce our levels of non-performing assets within specified time frames. These time frames might not necessarily result in maximizing the price that might otherwise be received for the underlying properties. In addition, if such restrictions were also imposed upon other institutions that operate in the Bank’s markets, multiple institutions disposing of properties at the same time could further diminish the potential proceeds received from the sale of these properties. If any of these or other additional restrictions are placed on us, it would limit the resources currently available to us as a well-capitalized institution.

In this regard, the OTS requested and the Bank recently submitted to the OTS plans for reducing the level of its classified assets and for reducing its concentration of non-traditional single-family loans. In addition, the Bank submitted a three-year strategic business plan demonstrating how the Bank will maintain capital levels at or above current levels. In addition, the OTS, on August 17, 2009, notified both Provident and the Bank that each had been designated to be in “troubled condition.” As a result of that designation, neither Provident nor the Bank may appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without notifying the OTS. In addition, neither party may make indemnification and severance payments or enter into other forms of compensation agreements with any of their respective directors or officers without the prior written approval of the OTS. Dividend payments by Provident require the prior written non-objection of the OTS Regional Director and dividend payments by the Bank requires the Bank to submit an application to the OTS and receive OTS approval before a dividend payment can be made. We filed a request with the OTS to distribute a cash dividend from Provident to shareholders on October 1, 2009 and the OTS responded with a “Non-Objection” letter dated October 26, 2009. To date, no filing has been made regarding a dividend from the Bank to Provident nor do we currently anticipate that we will make such a request in the foreseeable future. The Bank is also subject to restrictions on asset growth. These restrictions require the Bank to limit its asset growth in any quarter to an amount not to exceed net interest credited on deposit liabilities, excluding permitted growth as a result of cash capital contributions from Provident such as those contemplated by this offering. As of September 30, 2009, the limitation on growth had not had an impact on our operations because in July 2009 we adopted a strategy of deleveraging our balance sheet until we increased the Bank’s capital. Subsequent to this offering, we may request that the OTS remove this restriction on growth but we can provide no assurance that the OTS will approve this request. The Bank may also not enter into any third party contracts outside of the ordinary course of business without regulatory approval. In addition, the Bank may not accept, renew or roll over any brokered deposit. The Bank, however, has not relied upon brokered deposits as a significant source of funds and at September 30, 2009 the Bank had only $19.6 million of brokered deposits. Based on recent conversations with the representatives of the OTS, we believe that the OTS may request that the Bank enter into an agreement, such as a memorandum of understanding, with the OTS or require a resolution of the Bank’s board of directors committing to certain actions including, but not limited to, higher capital requirements. As of the date of this prospectus, however, the Bank has not received any such request from the OTS or any response from the OTS regarding the plans it submitted.

Increases in deposit insurance premiums and special FDIC assessments will hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our FDIC deposit insurance expense for fiscal 2009 was $1.9 million, including the special assessment of $734,000 recorded in June 2009 and paid on September 30, 2009, and $594,000 for the first three months ended September 30, 2009.

In addition, the FDIC may impose additional emergency special assessments of up to five basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. The latest date possible for imposing any such additional special assessment is December 31, 2009, with collection on March 30, 2010. Any additional emergency special assessment imposed by the FDIC will hurt our earnings. Additionally, as a potential alternative to special assessments, in November 2009, the FDIC adopted a rule that requires financial institutions to prepay its estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. This proposal would not immediately impact our earnings as the payment would be expensed over time.

Continued weak or worsening credit availability could limit our ability to replace deposits and fund loan demand, which could adversely affect our earnings and capital levels.

Continued weak or worsening credit availability and the inability to obtain adequate funding to replace deposits and fund continued loan growth may negatively affect asset growth and, consequently, our earnings capability and capital levels. In addition to any deposit growth, maturity of investment securities and loan payments, we rely from time to time on advances from the Federal Home Loan Bank of San Francisco, borrowings from the Federal Reserve Bank of San Francisco and certain other wholesale funding sources to fund loans and replace deposits. If the economy does not improve or continues to deteriorate, these additional funding sources could be negatively affected, which could limit the funds available to us. Our liquidity position could be significantly constrained if we are unable to access funds from the Federal Home Loan Bank of San Francisco, the Federal Reserve Bank of San Francisco or other wholesale funding sources.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. With the proceeds of the offering made by this prospectus, we anticipate that our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point need to raise additional capital to support continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including changes that may restrict our ability to foreclose on single-family home loans and offer overdraft protection.

We are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or laws could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. New legislation proposed by Congress may give bankruptcy courts the power to reduce the increasing number of home foreclosures by giving bankruptcy judges the authority to restructure mortgages and reduce a borrower’s payments. Property owners would be allowed to keep their property while working out their debts. The State of California recently enacted a law that places severe restrictions on the ability of a mortgagee to foreclose on real estate securing residential mortgage loans. This law prohibits a foreclosure until the later of at least three months plus 90 days after the filing of the notice of default. Other similar bills placing additional temporary moratoriums on foreclosure sales or otherwise modifying foreclosure procedures to the benefit of borrowers and the detriment of lenders may be enacted by either Congress or the State of California in the future. These laws may further restrict our collection efforts on one-to-four single-family mortgage loans. Additional legislation proposed or under consideration in Congress would give current debit and credit card holders the chance to opt out of an overdraft protection program and limit overdraft fees, which could result in additional operational costs and a reduction in our non-interest income.

Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. In this regard, banking regulators are considering additional regulations governing compensation which may adversely affect our ability to attract and retain employees. On June 17, 2009, the Obama Administration published a comprehensive regulatory reform plan that is intended to modernize and protect the integrity of the United States financial system. The President’s plan contains several elements that would have a direct effect on Provident and Provident Savings Bank. Under the reform plan, the federal thrift charter and the OTS would be eliminated and all companies that control an insured depository institution must register as a bank holding company. Draft legislation would require Provident Savings Bank to become a national bank or adopt a state charter. Registration as a bank holding company would represent a significant change, as there currently exist significant differences between savings and loan holding company and bank holding company supervision and regulation. For example, the Federal Reserve imposes leverage and risk-based capital requirements on bank holding companies whereas the OTS does not impose any capital requirements on savings and loan holding companies. The reform plan also proposes the creation of a new federal agency, the Consumer Financial Protection Agency, that would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on our operations. However, because the legislation needed to implement the President’s reform plan has not been introduced, and because the final legislation may differ significantly from the legislation proposed by the Administration, we cannot determine the specific impact of regulatory reform at this time.

Our litigation related costs might continue to increase.

The Bank is subject to a variety of legal proceedings that have arisen in the ordinary course of the Bank’s business. In the current economic environment, the Bank’s involvement in litigation has increased significantly, primarily as a result of defaulted borrowers asserting claims to defeat or delay foreclosure proceedings. The Bank believes that it has meritorious defenses in legal actions where it has been named as a defendant and is vigorously defending these suits. Although management, based on discussion with litigation counsel, believes that such proceedings will not have a material adverse effect on the financial condition or operations of the Bank, there can be no assurance that a resolution of any such legal matters will not result in significant liability to the Bank nor have a material adverse impact on its financial condition and results of operations or the Bank’s ability to meet applicable regulatory requirements. Moreover, the expenses of pending legal proceedings will adversely affect the Bank’s results of operations until they are resolved. There can be no assurance that the Bank’s loan workout and other activities will not expose the Bank to additional legal actions, including lender liability or environmental claims.

Earthquakes, fires and other natural disasters in our primary market area may result in material losses because of damage to collateral properties and borrowers’ inability to repay loans.

Since our geographic concentration is in Southern California, we are subject to earthquakes, fires and other natural disasters. A major earthquake or other natural disaster may disrupt our business operations for an indefinite period of time and could result in material losses, although we have not experienced any losses in the past six years as a result of earthquake damage or other natural disaster. In addition to possibly sustaining damage to our own property, a substantial number of our borrowers would likely incur property damage to the collateral securing their loans. Although we are in an earthquake prone area, we and other lenders in the market area may not require earthquake insurance as a condition of making a loan. Additionally, if the collateralized properties are only damaged and not destroyed to the point of total insurable loss, borrowers may suffer sustained job interruption or job loss, which may materially impair their ability to meet the terms of their loan obligations.

Risks Relating to the Offering and our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock and there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur. Further, any issuances of common stock would dilute our stockholders’ ownership interests and may dilute the per share book value of our common stock.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our stockholders except as may be required under the listing requirements of the Nasdaq Stock Market. In addition, the board has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of the Bank or business combinations. We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on our common stock.

Provident is an entity separate and distinct from the Bank and derives substantially all of its revenue in the form of dividends from the Bank. Accordingly, Provident is and will be dependent upon dividends from the Bank to satisfy its cash needs and to pay dividends on its common stock. The Bank’s ability to pay dividends is subject to its ability to earn net income and, to meet certain regulatory requirements. The Bank may not pay dividends to Provident without submitting an application to and receiving approval from the OTS. This requirement may limit our ability to pay dividends to our stockholders. Also, Provident’s right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors and depositors.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so. During fiscal 2009, we reduced the quarterly dividend on our common stock from $0.10 per share to $0.03 per share and subsequent to the end of the 2009 fiscal year reduced it to $0.01 per share. In the future, we may further reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock. The payment of dividends from the Bank to Provident may provide additional funds for the payment of dividends to our stockholders, however, these dividends are currently subject to the requirement to receive prior approval from the OTS.

Our common stock constitutes equity and is subordinate to our existing and future indebtedness, and effectively subordinated to all the indebtedness and other non-common equity claims against the Bank.

The shares of our common stock represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will rank junior to all of our existing and future indebtedness and to other non-equity claims on Provident with respect to assets available to satisfy claims on Provident.

In addition, our right to participate in any distribution of assets of the Bank upon the Bank’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors and depositors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, holders of our common stock will be effectively subordinated to all existing and future liabilities and obligations of the Bank. At September 30, 2009, the Bank’s total deposits and borrowings were approximately $1.35 billion.

Our common stock trading volume may not provide adequate liquidity for investors.

Shares of our common stock are listed on the Nasdaq Global Select Market, however, the average daily trading volume in our common stock is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock.

Our directors and executive officers could have the ability to influence stockholder actions in a manner that may be adverse to your personal investment objectives.

As of September 30, 2009, our directors and executive officers as a group beneficially owned 956,286 shares of our common stock (including 394,120 shares issuable under exercisable stock options within 60 days of September 30, 2009), which represented approximately 15% of our outstanding shares as of that date (including in total shares outstanding the 394,120 shares issuable under exercisable options held by the group). Due to their significant collective ownership interest, our directors and executive officers may be able to exercise significant influence over our management and business affairs. For example, using their voting power, the directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other stockholders. In addition, our Employee Stock Ownership Plan intends to purchase up to              shares of common stock in this offering.

Anti-takeover provisions could negatively impact our stockholders.

Provisions in our certificate of incorporation and bylaws, the corporate law of the State of Delaware and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of our common stock. These provisions include: supermajority voting requirements for certain business combinations with any person who beneficially owns 15% or more of our outstanding common stock; limitations on voting by any person holding more than 10% of any class of Provident’s equity securities; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors and for proposing matters that stockholders may act on at stockholder meetings, a requirement that only directors may fill a vacancy in our board of directors, supermajority voting requirements to remove any of our directors and the other provisions described under “Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions.” Our certificate of incorporation also authorizes our board of directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal. For further information, see “Description of Capital Stock-Preferred Stock.” In addition, pursuant to OTS regulations, as a general matter, no person or company, acting individually or in concert with others, may acquire more than 10% of our common stock without prior approval from the OTS.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $             million, or approximately $            million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering. We intend to use a portion of the net proceeds from this offering to provide funds to the Bank to support its growth, particularly to fund expanded mortgage banking operations and to take advantage of opportunities created by changes in the competitive environment in our market areas and by originating more multi-family real estate loans. The proceeds will also strengthen the Bank’s regulatory capital ratios. We expect to use the remaining net proceeds for general working capital purposes. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our actual consolidated capitalization (unaudited) as of September 30, 2009 and as adjusted to give effect to the issuance of the common stock offered by this prospectus. You should read the following table together with the section entitled “Summary of Selected Consolidated Financial Information” and our consolidated financial statements and notes, which are incorporated by reference into this prospectus. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of September 30, 2009 based on the following:

•	the sale of shares of common stock at a price of $ per share;

•	the net proceeds to us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $ million, are $ million;

•	$ million of the net proceeds to us in this offering are contributed to Provident Savings Bank;

•	no liquid assets of Provident other than the net proceeds from this offering are contributed to Provident Savings Bank; and

•	the underwriters’ over-allotment option for shares is not exercised.

	At September 30, 2009
	Actual	As Adjusted
	(dollars in thousands except per share data)
STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 2,000,000 shares; none issued and outstanding	$—		$—
Common stock, $.01 par value, authorized 40,000,000 shares, 12,435,865 shares issued, and 6,220,454 shares outstanding, and shares outstanding, as adjusted at September 30, 2009	124
Additional paid-in capital	72,978
Retained income, substantially restricted	129,542
Accumulated other comprehensive income, net of income taxes	607
Unearned stock compensation	(406)
Treasury stock at cost, 6,215,411 shares at September 30, 2009	(93,942)

Total stockholders’ equity	$108,903	$

Book value per common share	$17.51

Equity to total assets ratio	7.36%

Regulatory capital ratios(1)
Total risk-based capital ratio	13.16%
Tier 1 risk-based capital ratio	11.89
Leverage ratio	7.03

(1)	Regulatory capital ratios are calculated for Provident Savings Bank and not Provident on a consolidated basis.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the Nasdaq Global Select Market under the symbol “PROV.” Stockholders of record as of November 25, 2009 totaled 336 based upon securities position listings furnished to us by our transfer agent. This total does not reflect the number of persons or entities who hold stock in nominee or “street” name through various brokerage firms. As of November 25, 2009, there were 6,220,454 shares of our common stock issued and outstanding. The following tables show the reported high and low sale prices of our common stock for the periods presented, as well as the cash dividends declared per share of common stock for each of those periods.

Year Ending June 30, 2010	High	Low	Cash Dividend Declared
First quarter	$10.49	$5.02	$0.01
Second quarter (through November 25, 2009)	8.95	3.74	0.01

Year Ended June 30, 2009
First quarter	$10.28	$6.10	$0.05
Second quarter	9.12	4.00	0.05
Third quarter	6.31	4.00	0.03
Fourth quarter	7.87	5.00	0.03

Year Ended June 30, 2008
First quarter	$24.99	$17.51	$0.18
Second quarter	25.17	16.03	0.18
Third quarter	18.40	12.00	0.18
Fourth quarter	16.65	9.44	0.10

The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors and is subject to the discretion of our board of directors. After consideration of these factors, in fiscal 2008, we began reducing our dividend payout to preserve our capital. On September 11, 2009, we paid our stockholders a dividend of $0.01 per share. The primary source for dividends paid to our stockholders is dividends paid to us from Provident Savings Bank.

There are regulatory restrictions on the ability of our subsidiary bank to pay dividends. Under federal regulations, the amount of dividends an institution may pay depends upon its capital position and recent net income. Generally, the Bank may not declare or pay a cash dividend on its stock if it would cause its regulatory capital to be reduced below the amount required for the liquidation account established in the mutual to stock conversion of the Bank or to meet applicable regulatory capital requirements. Pursuant to the OTS regulations, Provident Savings Bank generally may make capital distributions during any calendar year equal to retained net income for the calendar year-to-date plus retained net income for the previous two calendar year-to-date periods, assuming the distribution would not cause regulatory capital to be reduced below the required amount. The Bank is required to provide notice to the OTS 30 days prior to the declaration of a dividend to provide the OTS an opportunity to object to the payment. At September 30, 2009, Provident Savings Bank would not have been permitted under OTS regulations to make a capital distribution as a result of the calculation above and prior distributions made. To declare a dividend in excess of this amount, the Bank would be required to file an application with the OTS subject to its review and approval.

Unlike the Bank, we are not subject to any regulatory restrictions on the payment of dividends; however, we are subject to the requirements of Delaware law. Under Delaware law, dividends may be paid either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To pay such cash dividends, however, we must have available cash either from dividends received from the Bank or earnings on our assets.

On October 31, 2008, we submitted an application to participate in the U.S. Treasury’s Capital Purchase Program or CPP. We did not receive any decision from the U.S. Treasury regarding our CPP application. We had applied for $29.5 million of CPP funds in the form of preferred shares. We anticipated using the CPP funds for general corporate purposes similar to the proposed use of the proceeds from this offering. Our decision to apply to participate in the CPP was based on our desire to mitigate customer and shareholder concerns regarding our financial stability during a period when the financial crises and challenges to the banking system presented a nationwide focus. Provident participated in each program it was eligible to participate in including the Temporary Liquidity Guarantee Program or TLGP and Transaction Account Guarantee Program or TAGP to do its part to help stabilize the banking system and provide confidence to our customers. Since stability has largely returned to the banking system, we were interested in participating in the CPP to access additional capital to help execute our business strategy and expand lending and services to our community although we were not certain if we would have participated in the CPP upon completion of this offering. In addition, our interest in CPP funds was reduced as a result of the numerous restrictions that have been placed on companies that receive CPP funds and our perception that participation in the CPP may have a negative stigma with the public.

On November 13, 2009, we withdrew our application to participate in the CPP. We withdrew our application because participation in the CPP was no longer consistent with our business strategy as it would make us ineligible to carry back our net operating losses from 2008 and 2009 for up to five years according to H.R. 3548, the Worker, Homeownership and Business Assistance Act of 2009, which became law on November 6, 2009. That Act specifically prohibits CPP participants from utilizing that favorable federal income tax benefit.

We do not believe that whether or not we received CPP funds would have had a material effect on our liquidity, capital resources or results of operations. We have already operated for over one year without CPP funds and have chosen to proceed with this offering, which is consistent with our corporate strategy.

DESCRIPTION OF CAPITAL STOCK

The 42,000,000 shares of capital stock authorized by Provident Financial Holdings, Inc.’s certificate of incorporation are divided into two classes, consisting of 40,000,000 shares of common stock (par value $.01 per share) and 2,000,000 shares of serial preferred stock (par value $.01 per share). As of September 30, 2009, there were 6,220,454 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Common Stock

General. Our outstanding shares of common stock are, and the shares of common stock issued in this offering will be, validly issued, fully paid and non assessable. Each share of common stock has the same relative rights and is identical in all respects with each other share of common stock. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by stockholders, subject to the limitation discussed under “Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions–Provisions of Provident Financial Holdings, Inc.’s Certificate of Incorporation and Bylaws–Limitation on Voting Rights.” If Provident issues preferred stock, holders of the preferred stock may also possess voting powers.

Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of Provident, the holders of the common stock will be entitled to receive—after payment or provision for payment of all debts and liabilities of Provident (including all deposits in the Bank and accrued interest thereon) and after distribution of the liquidation account established in the mutual to stock conversion of Provident Savings Bank—all assets of Provident available for distribution, in cash or in kind.

No Preemptive Rights. Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued.

Restrictions on Acquisitions. See “Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions” for a description of certain provisions of Provident’s certificate of incorporation and bylaws that may affect the ability of Provident’s stockholders to participate in certain transactions relating to acquisitions of control of Provident.

Dividends. See “Price Range For Our Common Stock and Dividend Information.”

Preferred Stock

Our certificate of incorporation permits our board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The board of directors can fix the designation, powers, preferences and rights of each series. Therefore, without approval of the holders of our common stock or by the rules of the Nasdaq Stock Market (or any other exchange or market on which our securities may then be listed or quoted), our board of directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions.”

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

RESTRICTIONS ON ACQUISITIONS OF STOCK AND RELATED TAKEOVER DEFENSIVE PROVISIONS

The following discussion is a general summary of the material provisions of Provident’s certificate of incorporation and bylaws and certain other regulatory provisions, which may be deemed to have an “anti-takeover” effect. Please refer to the certificate of incorporation of Provident, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a detailed description of the provisions summarized below. To obtain a copy of our certificate of incorporation, see “Where You Can Find More Information.”

Provisions of Provident Financial Holdings, Inc.’s Certificate of Incorporation and Bylaws

Directors. Certain provisions of Provident’s certificate of incorporation and bylaws impede changes in majority control of the board of directors. Provident’s certificate of incorporation provides that the board of directors of Provident shall be divided into three classes, with directors in each class elected for three-year terms. Thus, it would take two annual elections to replace a majority of Provident’s board of directors. Provident’s certificate of incorporation provides that the size of the board of directors shall range from five to fifteen directors, as set in accordance with our bylaws, and may be increased or decreased only by a vote of two-thirds of the board. In accordance with our bylaws, the number of directors is currently set at seven. The certificate of incorporation also provides that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a vote of two-thirds of the directors then in office. Finally, the certificate of incorporation imposes certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

The certificate of incorporation provides that any director, or the entire board of directors, may only be removed for cause by the affirmative vote of 80% of the outstanding shares eligible to vote at a meeting of the stockholders called for that purpose.

Restrictions on Call of Special Meetings. The certificate of incorporation of Provident provides that a special meeting of stockholders may be called only by the board of directors, or a committee of the board of directors designated by the board of directors. Stockholders are not authorized to call a special meeting.

Absence of Cumulative Voting. Provident’s certificate of incorporation provide that there is no cumulative voting rights for the election of directors.

Authorized Shares. Provident’s certificate of incorporation authorizes the issuance of 40,000,000 shares of common stock and 2,000,000 shares of preferred stock. These shares of common stock and preferred stock provide Provident’s board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and fund the exercise of employee stock options. However, these additional authorized shares may also be used by Provident’s board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to management to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Provident, and thereby assist members of management to retain their positions.

Limitation on Voting Rights. The certificate of incorporation of Provident provides that if any person acquires beneficial ownership of more than 10% of any class of equity security of Provident, then, the record holders of voting stock of Provident beneficially owned by such person shall be entitled to cast only one-hundredth of one vote with respect to each vote in excess of 10% of the voting power of the outstanding shares of voting stock of Provident and the aggregate voting power of such record holders shall be allocated proportionately among such record holders. Under Provident’s certificate of incorporation, the restriction on voting shares beneficially owned in violation of these limitations is imposed automatically unless the board of directors approves in advance a particular offer to acquire or acquisition of Provident’s common stock in excess of 10% of outstanding shares. Unless the board of directors took such action, the provision would restrict the voting by beneficial owners of more than 10% of Provident’s common stock in a proxy contest.

Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. Provident’s certificate of incorporation requires the approval of the holders of at least 80% of the outstanding shares of the Company’s voting stock, and the holders of a majority of the outstanding shares of the Company’s voting stock not deemed beneficially owned by a “Related Person” (defined below), to approve certain “Business Combinations” (defined below) involving a Related Person except in cases where the proposed transaction has been approved by a majority of the members of Provident’s board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term “Related Person” includes any individual, corporation, partnership or other entity that owns beneficially 10% or more of the outstanding shares of common stock of Provident or any affiliate of such person or entity. This provision of the certificate of incorporation applies to any “Business Combination,” including: (i) any merger or consolidation of Provident with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Provident or of a subsidiary of Provident to a Related Person; (iii) any merger or consolidation of a Related Person with or into Provident or a subsidiary of Provident; (iv) any sale, lease, exchange, transfer, or other disposition of certain assets of a Related Person to Provident or a subsidiary of Provident; (v) the issuance of any securities of Provident or a subsidiary of Provident to a Related Person; (vi) the acquisition by Provident or a subsidiary of Provident of any securities of a Related Person; (vii) any reclassification of common stock of Provident or any recapitalization involving the common stock of Provident; or (viii) any agreement or other arrangement providing for any of the foregoing.

Amendment to Certificate of Incorporation and Bylaws. Amendments to Provident’s certificate of incorporation must be approved by a majority vote of the board of directors and by a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class; provided, however, that the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) is required to amend or repeal certain provisions of the certificate of incorporation, including the provisions relating to stockholder meetings, cumulative voting, the number, classification and removal of directors and the filling of board vacancies, stockholder nominations and proposals, the approval of certain business combinations, board evaluation of a business combination or a tender or exchange offer, limitations on director liability, director and officer indemnification by us and amendment of the Company’s bylaws and certificate of incorporation. Provident’s bylaws may be amended by a majority vote of our board of directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors (considered for this purpose as a single class).

Other Restrictions on Acquisitions of Stock

Delaware Anti-Takeover Statute. Delaware law imposes restrictions on certain transactions between a corporation and certain interested stockholders. Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203), that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies:

•	the corporation’s board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder;

•

the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

•

the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of stockholders.

A Delaware corporation may elect not to be governed by Section 203. Provident has not made such an election and accordingly is subject to Section 203.

Federal Law. Provident Savings Bank is a federal savings bank. Acquisitions of control of Provident Savings Bank by an individual are governed by the Change in Bank Control Act, and by another company are governed by Section 10 of the Home Owners’ Loan Act. The OTS has promulgated regulations under these laws.

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the OTS has been given 60 days prior written notice. Similar notice is required to be provided to the OTS by an individual acquiring a similar ownership interest in a savings and loan holding company. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. In addition, acquisitions of control of a savings and loan holding company by another company are subject to the approval of the OTS.

Pursuant to OTS regulations, control of a savings institution or its holding company is conclusively deemed to have occurred by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or its holding company or the ability to control the election of a majority of the directors of an institution or its holding company. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution or its holding company, where certain enumerated “control factors” are also present in the acquisition. The OTS may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s or its holding company’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

CERTAIN MANAGEMENT RELATIONSHIPS AND BENEFITS

Equity Compensation Plan Information

The following table summarizes share and exercise price information regarding our equity compensation plans as of June 30, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Related in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
1996 Stock Option Plan	227,700	$13.90	—
2003 Stock Option Plan	322,700	$25.19	14,900
2006 Equity Incentive Plan—stock options	355,100	$17.46	9,900
Equity compensation plans not approved by security holders:
Total	N/A	N/A	N/A

	905,500	$19.32	24,800

Certain Relationships and Related Transactions

During the year ended June 30, 2009, neither Provident nor the Bank participated in any transactions, or proposed transactions, in which the amount involved exceeded $120,000 and in which any related person had a direct or indirect material interest.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan or arrangement to which Part 4 of Title I of the Employee Retirement Income Security Act of 1974 (which we refer to as “ERISA”) applies (which we refer to as an “ERISA plan”) should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before allowing the plan to purchase our common stock. Accordingly, among other factors, the fiduciary should consider whether the purchase would be consistent with the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA plan and whether the purchase could constitute a “prohibited transaction” under ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit an ERISA plan as well as any individual retirement account and other arrangement to which Section 4975 of the Code applies (which together with an ERISA plan we refer to individually as a “statutory plan”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (which we refer to individually as a “party in interest”) with respect to any such statutory plan, which transactions are commonly called “prohibited transactions.” Provident or any of the underwriters may be considered a party in interest with respect to a statutory plan. For example, if any of the underwriters or any of their affiliates are engaged in providing services to such plan such underwriters or their affiliates would be a party in interest. A violation of the “prohibited transaction” rules may result in an excise tax under Section 4975 of the Code for such persons unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a statutory plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA.

There is a risk that a purchase of our common stock by a statutory plan could constitute a prohibited transaction under ERISA and Section 4975 of the Code. For example, if a statutory plan sponsored by Provident purchases our common stock either directly or indirectly by reason of the activities of one or more of its affiliates, the purchase of our common stock could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code unless exemptive relief were available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued three administrative prohibited transaction class exemptions (which we refer to as “PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase of our common stock. These class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers; and

•	PTCE 75-1, as amended, for purchases of underwritten securities in a public offering.

Furthermore, there are employee benefit plans other than statutory plans (such as governmental plans, as defined in Section 3(32) of ERISA, church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA) which, while not subject to the requirements of Part 4 of Title I of ERISA or Section 4975 of the Code, may be subject to laws which have a similar purpose or effect to the fiduciary and prohibited transaction provisions under Part 4 of Title I of ERISA and Section 4975 of the Code (which we refer to as “Similar Laws”).

Based on the foregoing, our common stock should not be purchased by any person investing “plan assets” of any statutory plan, any entity whose underlying assets include “plan assets” under ERISA by reason of any statutory plan’s investment in the entity, or any employee benefit plan which is subject to Similar Laws, unless the fiduciary for any such plan or entity can determine that such purchase will not result in a prohibited transaction under Part 4 of Title I of ERISA, Section 4975 of the Code, or any comparable provision under Similar Law. Any person who is a fiduciary for such a plan or entity should consult with counsel regarding the risk, if any, of a prohibited transaction arising from the purchase of our common stock and whether any exemptive relief is necessary and available in light of such risk.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
FBR Capital Markets & Co.
FIG Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option. We have granted the underwriters an option, exercisable no later than 30 calendar days after the date of the underwriting agreement, to purchase up to an aggregate of              additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses. The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment Exercise	Total Without Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

The underwriting discounts and commissions payable by us equals 6% of the aggregate purchase price for shares sold, including any shares sold as a result of the exercise of the over-allotment option, other than with respect to up to $2.5 million of any shares sold to our employee stock ownership plan, officers and directors for which the underwriting discounts and commission will be 2.0%. In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to $125,000. If the offering is completed and closes the expenses paid pursuant to the previous sentence will be credited to the underwriting discounts and commissions payable to the underwriters. We estimate that the total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $            , and are payable by us.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement. We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of the closing of this offering, not to sell, offer, agree to sell, express intention to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. Any shares purchased by our directors or executive officers will be subject to the restrictions on re-sale included in the lock-up agreements described above.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in to prevent or retard a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The Nasdaq Global Select Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters. Sandler O’Neill & Partners, L.P. FBR Capital Markets & Co., and FIG Partners, LLC and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The shares will be listed on the Nasdaq Global Select Market under the symbol “PROV.”

LEGAL MATTERS

Certain matters relating to the offering of the common stock will be passed upon for us by Breyer & Associates PC, McLean, Virginia. Kilpatrick Stockton LLP, Washington, D.C. will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended June 30, 2009, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the Public Reference Room of the Securities and Exchange Commission, or SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As allowed by the SEC’s rules, we “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference in this prospectus the documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2009;

•	Definitive Proxy Statement on Schedule 14A filed on October 23, 2009;

•	Form 10-Q for the quarter ended September 30, 2009; and

•	Current Reports filed on October 30, 2009, November 17, 2009 and November 25, 2009.

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC.

These documents are available without charge to you on the Internet at http://www.myprovident.com or if you call or write to: Donavon P. Ternes, Secretary, Provident Financial Holdings, Inc., 3756 Central Avenue, Riverside, California 92506, telephone: (951) 686-6060. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

$40,000,000

Common Stock

PROSPECTUS

Sole Book Running Manager

SANDLER O’NEILL + PARTNERS, L.P.

Co-Managers

FBR CAPITAL MARKETS & CO.	FIG PARTNERS, LLC

                    , 2009